Exhibit (a)(9)


FOR IMMEDIATE RELEASE

                          AERFI COMPLETES TENDER OFFER
                                   FOR INDIGO



December 16, 1999



         AerFi Group plc ("AerFi") today announced the successful completion of the tender offer launched through its indirect wholly owned subsidiary AerFi Sverige AB for all of the outstanding ordinary shares of Indigo AB ("Indigo" -
NASDAQ: IAAB) at $13.00 per share, net to the seller in cash. The offer expired, as scheduled, at 12:00 midnight, New York City time, on Wednesday December 15, 1999.

         As of the expiration of the offer, based on preliminary information from the depositary for the offer, approximately 24.2% of the outstanding ordinary shares of Indigo have been tendered. AerFi has accepted for payment all validly tendered shares. Payment for the accepted shares will be made today, December 16, 1999.

         In addition to accepting the Indigo ordinary shares tendered in the offer, AerFi subsequently completed its acquisition of approximately 72.7% of Indigo's ordinary shares pursuant to a share exchange and a share purchase agreement from certain Indigo shareholders in exchange for 21.8 million new AerFi ordinary shares and $30.0 million in cash. Certain Indigo shareholders also received 1.0 million warrants to acquire AerFi ordinary shares at $3.17 per share. As a result of the tender offer and of the share exchange and share purchase agreements AerFi owns an aggregate of approximately 96.9% of Indigo's ordinary shares.

         AerFi will now take all actions required to commence a compulsory acquisition in accordance with applicable Swedish law in order to acquire all Indigo's ordinary shares not tendered in the tender offer and not acquired pursuant to the share exchange and share purchase agreements. Indigo's shares will be delisted from NASDAQ National Market System, where they are currently traded in the form of American Depositary Shares.

         AerFi and Indigo will now proceed to combine the two companies to create one of the largest independent aircraft leasing entities in the world. Both AerFi and Indigo are leasing companies specializing in new technology





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commercial jet aircraft. As of September 30, 1999, the companies' combined fleets totaled 104 aircraft worth $2.3 billion, on lease to 57 airlines around the world. Of these aircraft, 33 are owned by AerCo Limited, a bankruptcy remote, special purpose company in which AerFi owns the subordinated debt and residual economic interest. AerFi is a privately-held Irish company with its headquarters in Shannon.


         For further information please contact:

         AerFi:     Patrick Blaney, CEO                         +353-61-723600

                    Ed Hanson, CFO                              +353-61-723610

                    P.J. Mara, Media Relations Advisor          +353-61-723800

         Indigo:    John Evans, President & CEO or

                    Brad Winograd, Executive VP & CFO           +1-954-760-7777









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